Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-201677, 333-203457 and 333-203458

Free Writing Prospectus dated June 24, 2015

6/24/2015 Reservations For Fantex Jack Mewhort Now Open To view this email as a web page, click here. Fantex Brokerage Services Begins Taking Reservations for the IPO of Fantex Jack Mewhort Fantex Brokerage Services, LLC has opened the reservation period for Fantex Series Jack Mewhort Convertible Tracking Stock (OTC: JKMTL). Fantex, Inc. is offering 268,100 shares of Fantex Jack Mewhort at a price of $10 per share. This stock is linked to the underlying cash flows of Jack Mewhort’s brand, including his current and future playing contracts – as well as certain endorsements and appearance fees and potential postcareer income from activities such as broadcasting. Fantex, Inc. has projected that Mr. Mewhort will earn $58.8 million in gross lifetime brand income, most of which is expected to be earned from an estimated 9 years of future NFL salaries and bonuses.1 Fantex, Inc. has acquired a http://app.fbs.fantex.com/e/es?s=181344204&e=1531&elq=d2859d89ec5f4ba7914aa8dab1822d9b 1/4

6/24/2015 Reservations For Fantex Jack Mewhort Now Open 10% interest in this projected cash flow stream and has priced this offering at $2.68 million. Jack Mewhort is a guard for the Indianapolis Colts and is preparing for his second season in the NFL. Jack was selected 59th overall in the second round of the 2014 NFL draft by the Colts. Prior to entering the NFL, he attended The Ohio State University, where he played on the offensive line in a total of 49 games. This announcement marks Fantex, Inc.’s sixth initial public offering. Shares of earlier offerings in Fantex Vernon Davis (OTC: VNDSL), Fantex EJ Manuel (OTC: EJMLL), Fantex Mohamed Sanu (OTC: SANUL), Fantex Alshon Jeffery (OTC: JEFFL), and Fantex Michael Brockers (OTC: BRKSL) are trading now at Fantex.com. Interested in participating in this IPO? Call us at (800) 2297958. Or visit our website to learn more. Fantex App Now Available On http://app.fbs.fantex.com/e/es?s=181344204&e=1531&elq=d2859d89ec5f4ba7914aa8dab1822d9b 2/4

6/24/2015 Reservations For Fantex Jack Mewhort Now Open These securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole. Copyright © 2015 Fantex, All rights reserved. 1No portion of Estimated Gross Brand Income is guaranteed. Estimated Gross Brand Income is calculated by Fantex, Inc. It is subject to risks that are fully delineated in the prospectus and summarized in the View Risks button found here. Estimated Gross Brand Income may not necessarily correlate to stock performance or payment of dividends. Fantex Holdings, Inc., the parent company of Fantex Brokerage Services, LLC, owns shares of every Fantex Tracking Series. Fantex Brokerage Services was the managing underwriter for all Fantex Tracking Series offerings. Under the terms of the standby purchase agreement, we expect that Fantex Holdings will agree to purchase from Fantex Brokerage Services (“FBS”), at the initial public offering price, up to 128,280 shares of Fantex Series Jack Mewhort in this offering, and we expect certain directors and related persons of Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to an aggregate of 56,120 shares of Fantex Series Jack Mewhort in this offering. The total amount purchased by such standby purchasers may be increased by up to 13,400 shares to an aggregate of 197,800 shares prior to the closing of this offering. Sales of shares to Fantex Holdings and any directors or related persons of Fantex Holdings will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price. Each Fantex, Inc. tracking stock, including Fantex Series Jack Mewhort Convertible Tracking Stock, is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking stock that currently exists or that Fantex, Inc. will establish and issue in the future. Fantex Brokerage Services, LLC cannot assure you as to the development or liquidity of any trading market for these tracking stocks. Fantex, Inc. has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. Before you invest, you should read the prospectuses in the respective registration statements and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling tollfree 8559055050. View the Fantex Jack Mewhort prospectus. View the Fantex Kendall Wright prospectus. View the Fantex Michael Brockers prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Fantex Brokerage Services, LLC, 330 Townsend St., Suite 234 San Francisco, CA 94107 © 2015 Fantex Brokerage Services, LLC Member of SIPC. For details, please see www.sipc.org. This message is not an offer to sell or a solicitation of any investment products or other financial product or service, an official confirmation of any transaction, or an official statement of Fantex Brokerage Services, LLC. http://app.fbs.fantex.com/e/es?s=181344204&e=1531&elq=d2859d89ec5f4ba7914aa8dab1822d9b 3/4

6/24/2015 Reservations For Fantex Jack Mewhort Now Open

Privacy Statement | Manage Subscriptions | Contact Us

16211

http://app.fbs.fantex.com/e/es?s=181344204&e=1531&elq=d2859d89ee5f4ba7914aa8dab1822d9b 4/4